# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polen Credit Opportunities Fund, CIK 0001965985
CUSIP: 73110T100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: C/O Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-24-000911
Filed by CIK 0001227675

## Reporting persons
- David J. Breazzano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 913,178.73; shared voting power 0; sole dispositive power 913,178.73; shared dispositive power 0; aggregate amount beneficially owned 913,178.73 (23.59% of the class)

## Item 1. Issuer
Name of issuer: Polen Credit Opportunities Fund
Address of issuer's principal executive offices: C/O Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, Massachusetts 02451

## Item 2. Person Filing
Name of person filing: This statement is filed by David J. Breazzano, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: The address of the principal business office of Reporting Person is: C/O Polen Capital Management, LLC 1825 NW Corporate Blvd., Suite 300 Boca Raton, FL 33431
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David J. Breazzano: /s/ David J. Breazzano, David J. Breazzano (02/13/2025)